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                         TESTA, HURWITZ & THIBEAULT, LLP

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                                ATTORNEYS AT LAW

                                 125 High Street
                        Boston, Massachusetts 02110-2704
Office (617) 248-7000                                         Fax (617) 248-7100
Direct Dial:  (617) 248-7292                            E-Mail:  burnett@tht.com


                                January 24, 2005


VIA FAX AND EDGAR

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Mr. Russell Mancuso, Branch Chief
            Division of Corporation Finance

      Re:   Ionics, Incorporated
            Amendment No. 1 to Preliminary Schedule 14A filed January 14, 2005 File No. 001-07211

Dear Mr. Mancuso,

      On behalf of our client, Ionics, Incorporated (the "Company" or "Ionics"), we are conveying the Company's responses to the comments of the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") contained in your letter dated January 21, 2005 to Mr. Stephen Korn, the Company's Vice President and General Counsel (the "Comment Letter"), with respect to (i) the Company's response (the "January 14, 2005 Response") to the Staff's Comment Letter dated January 14, 2005, and (ii) Amendment No. 1 to the Company's Preliminary Schedule 14A, which was filed with the Commission on January 14, 2005 (the "Amended Proxy Statement"). Enclosed are pages from the Amended Proxy Statement with the Company's proposed changes responsive to the Staff's comments.

      The responses and supplementary information set forth below have been organized in the same manner in which the Staff's comments were presented in the Comment Letter. The information set forth in this letter is being provided on a supplemental basis to the Staff. Copies of this letter and the attachments to it are also being delivered under separate cover to Eduardo Aleman of the Staff.

INTERESTS OF CERTAIN PERSONS IN THE MERGER - PAGE 6

COMMENT 1: PLEASE CLARIFY WHETHER ANY OF THE ARRANGEMENTS WERE CREATED SINCE THE BEGINNING OF DISCUSSIONS ABOUT THE MERGER. ALSO, CLARIFY WHETHER PRESENTLY ANTICIPATED ACTIONS WILL RESULT IN ANY PAYMENTS UNDER THE SEVERANCE AGREEMENTS.

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Company Response: The Company has modified the disclosure in the Amended Proxy
Statement in response to the Staff's comment.

ECOLOCHEM - PAGE 8

COMMENT 2: CLARIFY YOUR DISCLOSURE TO RECONCILE THE 490,566 SHARES MENTIONED HERE WITH 19.2% MENTIONED ON PAGE 6. TELL US THE NUMBER OF PARTIES TO THE AGREEMENT AND HOW YOU SECURED THE VOTING AGREEMENT CONSISTENT WITH THE PROXY RULES. ALSO CLARIFY WHO WOULD VOTE THE SHARES ABSENT THE VOTING AGREEMENT.

Company Response: The Company has modified the disclosure in the Amended Proxy Statement to clarify the share numbers in response to the Staff's comment.

      The five individuals who are the trustees of 19 trusts are the parties to the Voting Agreement in their capacities as trustees. Those five individuals are the record holders of the shares "held" by the trusts (including the shares held in escrow). The Company believes that the five individual trustees have, and are the only persons who have, the power (sole or shared) to vote all the shares "held" in the names of the trusts, including the shares held in escrow. The details regarding the voting authority of the various individuals with respect to each trust are disclosed under the heading "Security Ownership of Certain Beneficial Owners and Management" on page 51 of the Amended Proxy Statement. With or without the Voting Agreement, the five individual trustees would have the authority to vote the shares held in the names of the trusts.

      Rule 14a-2(b)(2) exempts "[a]ny solicitation made otherwise than on behalf of the registrant where the total number of persons solicited is not more than 10." In Crouch v. Prior, 905 F. Supp. 248, 257 (D.V.I. 1995), the court noted that "to correctly count the number of persons solicited, the person soliciting the shares must determine how many voting entities or persons actually hold the voting rights for the shares being solicited." In this situation, the five individuals who are party to the Voting Agreement as the trustees of the various trusts actually hold the voting rights for the shares subject to the Voting Agreement. As a result, the number of "persons" for these purposes subject to the Voting Agreement is less than the 10 as permitted by Rule 14a-2(b)(2). Further, two of the trustees, Lyman B. Dickerson and Frederick Stant, are members of Ionics' board of directors. Therefore, both Mr. Dickerson and Mr. Stant have intimate knowledge of Ionics, including its affairs and its strategic alternatives. Both Mr. Dickerson and Mr. Stant voted to approve the Merger Agreement and the Merger, and received and reviewed the fairness opinions and related materials presented to Ionics' Board of Directors by the Company's financial advisors.

THE MERGER - BEGINNING ON PAGE 18

COMMENT 3: PLEASE EXPAND YOUR DISCLOSURE IN RESPONSE TO COMMENT 4 TO DESCRIBE WHY THE BOARD DECIDED TO ENGAGE TWO FINANCIAL ADVISORS (RATHER THAN ONE) AND OBTAIN TWO FAIRNESS OPINIONS FOR THIS TRANSACTION (PARTICULARLY IN LIGHT OF THE FACT DISCLOSED IN CONNECTION WITH COMMENT 8 THAT THE FINANCIAL ADVISORS DID NOT PROVIDE INDEPENDENT FINANCIAL ANALYSES, BUT INSTEAD COLLABORATED). YOUR REVISED DISCLOSURE SHOULD CLARIFY HOW A SECOND OPINION CONTRIBUTED TO MANAGEMENT'S DELIBERATIONS GIVEN THAT EACH ADVISOR PERFORMED THE SAME ANALYSIS.

Company Response: The Company has modified the disclosure in the Amended Proxy Statement in response to the Staff's comment.

COMMENT 4: PLEASE EXPAND YOUR DISCLOSURE IN RESPONSE TO THE SECOND SENTENCE OF COMMENT 5 TO CLARIFY HOW THE PARTIES TO THE "ARM'S LENGTH NEGOTIATIONS" DETERMINED THE PRICE TO OFFER.

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Company Response: The Company has modified the disclosure in the Amended Proxy
Statement in response to the Staff's comment.

OPINIONS OF IONICS' FINANCIAL ADVISORS - BEGINNING ON PAGE 21

COMMENT 5: WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 6. SUPPLEMENTALLY TELL US
(I) HOW MUCH COMPENSATION EACH FINANCIAL ADVISOR HAS RECEIVED FROM GE AND ITS AFFILIATES WITHIN THE LAST TWO YEARS AND (II) WHY YOU BELIEVE SUCH INFORMATION IS NOT NECESSARY FOR INVESTORS TO UNDERSTAND YOUR DISCLOSURE IN CONTEXT.

Company Response: The Company will verbally disclose to the Staff the compensation each financial advisor received from GE and its affiliates within the last two years.

      The Company believes that disclosure of the compensation each financial advisor received from GE and its affiliates within the last two years is not required by the Commission's rules and is not material to stockholders decisions as to how to vote on the Merger. As discussed in the January 14, 2005 Response, the Amended Proxy Statement includes the information required to be disclosed by the Commission's rules regarding the opinions it received from Goldman Sachs and UBS. Those rules, however, do not require any specific disclosure of information regarding relationships or compensation received by the Company's financial advisors from GE (the other party to the transaction).

      Further, the Company does not believe that disclosure of the compensation paid by GE to Goldman Sachs or UBS is material. The standard for determining materiality was set forth in TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438 (1970):

      An omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote. . . . What the standard does contemplate is a showing of a substantial likelihood that, under the circumstances, the omitted fact would have assumed actual significance in the deliberations of the reasonable shareholder. Put another way, there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the "total mix" of information made available.

      The Company does not believe that the addition of the amount of compensation that Goldman Sachs and UBS received from GE would have actual significance in the deliberations of a reasonable shareholder or would significantly alter the "total mix" of information made available. In addition to the information required by the Commission's rules, the Amended Proxy Statement includes information regarding the investment banking and other services that they had provided to GE. Ionics' board of directors was aware of the investment banking and other services that Goldman Sachs and UBS had provided to GE. GE, Goldman Sachs and UBS are large organizations with extensive business relationships with many organizations. Based on publicly reported financial information regarding Goldman Sachs and UBS, the amounts paid by GE to Goldman Sachs and UBS for these matters are not material to Goldman Sachs and UBS, respectively. Goldman Sachs and UBS are internationally recognized investment banking firms that have substantial experience in transactions similar to the Merger. Their businesses rely on their ability to advise their clients appropriately in these transactions and to deliver independent advice as to the fairness, from a financial point of view, of the consideration being paid and the perception that they are able to do so.

      The Amended Proxy Statement contains extensive disclosure regarding the background to the Merger, Ionics' board of directors reasons for the Merger, the terms and conditions of the Merger, and the analyses that the investment banks conducted in reaching their conclusions, and includes the fairness

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opinions. As is disclosed in the Amended Proxy Statement, the fairness opinions and the financial advisors' analyses and advice constitute part of the reasons for the Merger. In addition, since the Merger was publicly announced on November 24, 2004, no party has emerged to make any competing offer for the Company. In light of these factors, the Company believes that the disclosure requested by the Staff is not important to a reasonable stockholder in deciding how to vote, would not have actual significance in the deliberations of a reasonable shareholder and does not significantly alter the "total mix" of information made available in the Amended Proxy Statement.

                                      * * *

      If you have any questions with regard to these responses, need further information or would like to discuss any of the matters covered in this letter, please contact Mr. Korn at (617) 926-2500 or the undersigned at (617) 248-7292.

                                          Sincerely,


                                          /s/ Mark H. Burnett
                                          -------------------
                                          Mark H. Burnett

Enclosure

cc:      Eduardo Aleman
         Douglas R. Brown
         Stephen Korn, Esq.
         James W. Burns, Esq.
         Scott Seeley, Esq.
         Howard Chatzinoff, Esq.